EXHIBIT 12.1

MAXIM INTEGRATED PRODUCTS, INC.
Statement of Ratio Of Income To Fixed Charges
(Dollar amounts in millions)

	Years ended				
	June 30 2012	June 25 2011	June 26 2010	June 27 2009	June 28 2008
Income before provision for income taxes	$ 532.7	$ 661.7	$ 300.1	$ 34.6	$ 482.8
Fixed Charges:					
Interest portion of rental expense	$ 0.9	$ 0.6	$ 0.4	$ 0.4	$ 0.3
Interest expense	13.1	11.1	0.4	0.8	0.4
Total fixed charges	$ 14.0	$ 11.7	$ 0.8	$ 1.2	$ 0.7
Ratio of income to fixed charges	39x	57x	371x	30x	697x